Exhibit 11.  Statement on computation of per share earnings.

      For the three months ended June 30, 1996 and 1995, the primary and fully dilutive weighted average number of shares outstanding were 3,846,798 and 3,917,826, respectively. For the six months ended June 30, 1996 and 1995, the primary and fully dilutive weighted average number of shares outstanding were 3,882,177 and 3,916,152, respectively. The number of shares outstanding for the three and six month periods ended June 30, 1995 were restated to reflect the conversion ratio of 1.0841375 shares of the Company's common stock per share of the Bank's common stock effected as part of the Reorganization.




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